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WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2010	bazoff@luselaw.com

January 28, 2021

David Lin, Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:       Marathon Bancorp, Inc.

             Registration No. 333-251314

             Registration Statement on Form S-1

Dear Mr. Lin:

On behalf of Marathon Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated January 7, 2021, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a “Recent Developments” section has been added to the Amended S-1.

Registration Statement on Form S-1

Summary

Business Strategy, page 3

1.        We note your disclosure on page 3 that your business strategy includes increasing commercial real estate lending. Please balance the discussion by disclosing the added risks of commercial real estate lending, as disclosed in the last risk factor on page 23.

Response: The disclosure has been revised as requested on pages 3 and 66 of the Prospectus.

Business of Marathon Bank

Allocation of Allowance for Loan Losses, page 91

2.        Based on disclosure here and on pages F-27 and F-28 we noted the following:

David Lin, Staff Attorney

January 28, 2021

• During the year ended June 30, 2019, a significant amount of allowance for loan loss was reallocated from the unallocated allowance primarily to the Commercial and Industrial portfolio segment.

Response: An individual borrower with a commercial line of credit of approximately $2.5 million was deemed to be impaired at September 30, 2019 as the line matured on July 1, 2019 and was past due in excess of 90 days at September 30, 2019. This borrower did not meet the criteria to be classified as impaired at June 30, 2019, however, upon maturity of the line, management of Marathon Bank (the “Bank”) believed that there was uncertainty surrounding the repayment of this loan at June 30, 2019 due to the borrower’s historical debt service coverage, average collateral position and leverage position. As a result, the Bank increased the qualitative factor for the commercial and industrial loan portfolio segment at June 30, 2019 to reflect the increased risk present as a result of this deteriorating credit. Page F-29 has been revised to add this enhanced disclosure.

• During the quarter ended September 30, 2019, a significant amount of allowance for loan loss was reallocated from the Commercial and Industrial portfolio segment primarily to the Commercial Real Estate portfolio segment.

Response: The commercial line of credit discussed above was inadvertently classified in the commercial real estate portfolio segment rather than the commercial and industrial portfolio segment. In addition, the one- to four-family residential loan balance disclosed was incorrect. The unaudited quarter ended September 30, 2019 loan balances and allowance for loan losses disclosures on page F-28 have been revised accordingly.

• During the remainder of the year ended June 30, 2020, a significant amount of allowance for loan loss was reallocated from the Commercial Real Estate portfolio segment back to the Commercial and Industrial portfolio segment.

Response: The revised September 30, 2019 allowance for loan losses disclosure noted above eliminates this reallocation comment.

• During the quarter ended September 30, 2020, a significant amount of allowance for loan loss was reallocated from the Commercial and Industrial portfolio segment to multiple areas including the Commercial Real Estate portfolio segment, the One-to-four-family-residential portfolio segment and the unallocated allowance.

Response: The commercial line of credit discussed above was no longer classified as impaired at September 30, 2020 resulting from a loan renewal that occurred in July 2020 that put the remaining balance of the line of credit into principal and interest payments. The loan classification was changed from substandard to watch at September 30, 2020 thereby reducing the allowance for loan losses allocated to the commercial and industrial portfolio. All loan portfolio segments were re-evaluated at September 30, 2020 for the COVID-19 qualitative factor and increased accordingly given the increase in cases locally and the economic impact in the Bank’s operating area therefore further causing the reallocation of the allowance for loan losses from commercial and industrial loans to other loan portfolio segments. Disclosure relating to this change has been made to F-29 and pages 68 and 97 of the Prospectus.

David Lin, Staff Attorney

January 28, 2021

To the extent there are material reallocations of the allowance for loan loss between portfolio segments or the unallocated allowance during a period presented in your filing, please revise to discuss the factors that influenced your judgements and the specific facts and circumstances triggering the reallocation to allow an investor to clearly understand the changes in credit risk during each period and the credit characteristics of each portfolio at each period end presented. Refer to ASC 310-10-50-11B for guidance.

Response: The requested revisions are explained above.

The Reorganization and Offering

How We Determined the Stock Pricing and the Number of Shares to be Issued, page 129

3.        Please disclose in this section the screening criterion applied by RP Financial in selecting the peer group companies, as set forth in the first bullet on page III.2 of the appraisal report.

Response: The screening criterion has been added to the disclosure on page 138 of the Prospectus.

4.        We note your disclosure in the second paragraph on page 130 that RP Financial excluded from the peer group "three institutions that displayed unusual financial and/or operating conditions." Please revise to briefly describe the nature of such conditions.

Response: This sentence has been deleted. Upon further review, the three institutions noted did not meet the screening criterion as set forth in the first bullet on page III.2 of the appraisal report and in the new disclosure on page 138 of the Prospectus.

Maryland Law and Articles of Incorporation and Bylaws of Marathon Bancorp, Inc.

Forum Selection for Certain Stockholder Lawsuits, page 142

5.        We note that your forum selection provision identifies a federal or state court located within the state of Maryland as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Articles of Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

David Lin, Staff Attorney

January 28, 2021

Response: The disclosure has been revised on page 150 of the Prospectus to indicate the forum selection provision applies to actions arising under the Securities Act or Exchange Act.

Loan Origination Fees and Costs, page F-15

6.        Please tell us if loan origination fees and related direct origination costs associated with all loans are deferred and amortized over the life of the loan on a level-yield basis as an adjustment to interest income over the contractual life of the loan and revise your disclosure accordingly. Refer to ASC 310-20 for guidance.

Response: Except for the loan origination fees associated with the Paycheck Protection Program (“PPP”) loans, the Bank has not accounted for loan origination fees and related direct origination costs associated with all loans in accordance with ASC 310-20 during the periods presented in the financial statements.

The Bank annually prepares an analysis in which they concluded that not accounting for loan origination fees and costs in accordance with ASC 310-20 did not materially misstate their financial statements.

The Bank determined the following financial statement line item impact (understatement) overstatement (dollar impact and percentage of the financial statement line item) for the years ended June 30, 2020 and 2019, respectively:

	2020		2019
Loans, net	$(276,673)	(0.24)%	$(316,850)	(0.27	)%(A)
Total equity	(316,850)	(1.52)%	(315,669)	(1.57	)%(B)
Loans, including fees	246,007	4.66%	192,998	3.62	%(C)
Sal. and emp. ben.	205,830	6.81%	194,179	6.57	%(C)
Inc. before inc. taxes	40,177	7.95%	(1,181)	(0.26	)%(C)

Breakdown of loans originated by year, by type (in thousands):

	2020	2019
Consumer	28	32
Commercial	27	28
Paycheck Protection Program	135	-
Residential Mortgage - portfolio	38	23
Residential Mortgage – sold	125	26
Total	353	109

David Lin, Staff Attorney

January 28, 2021

(A)	Taking either an iron curtain or a rollover method approach (as described in ASC 250-10-S99-2), the understatement of net loans is clearly immaterial to the financial statement line item and the financial statements taken as a whole.
(B)	Taking either an iron curtain or a rollover method approach, the understatement of equity is immaterial to the financial statement line item and the financial statements taken as a whole. Although over 1% using the iron curtain method in both years, as discussed in (C) this calculation is a general estimate and therefore implied imprecision is inherent within the calculation. Not applying the standard in both 2020 and 2019 resulted in more conservative results being presented based on this calculation.
(C)	The Bank used a simple calculation to determine total costs to originate all loans each year. The Bank used a specific percentage of the total compensation and benefits of three officers of the Bank to determine the total cost to originate loans each year. Based on the volume of loans originated by the Bank each year, this total cost basis overstates the costs that should be deferred by the Bank on an annual basis in order to comply with ASC 310-20 (compounded annually). However, the Bank determined that it was an adequate means to justify their position that the impact to the overall financial statements was immaterial.[1]

In accordance with Staff Accounting Bulletin No. 99, Topic 1, Section M, the Bank, in addition to the quantitative analysis performed above, performed the following qualitative analysis:

•	The misstatement arises from an estimate which includes a significant degree of imprecision inherent within the calculation (as discussed in (C)).
•	The misstatement does not mask a change in earnings or other trends:
o	Interest income on loans, including fees would have still decreased year over year (2019 to 2020).
o	Salaries and employee benefits would have still increased year over year (2019 to 2020).
o	Pre-tax income still would have increased year over year (2019 to 2020).
•	The misstatement does not hide a failure to meet analysts’ consensus expectations for the Bank (as no such expectations exist).
•	The misstatement does not change a loss into income or vice versa.

 1 The Bank’s Independent Registered Public Accounting Firm (“IRPAF”) performed additional procedures in order to obtain comfort that the misstatement was not material to the individual line items as well as the financial statements taken as a whole. Their procedures included: (1) application of a standard loan cost based on industry experience to loan originations by type, by year; (2) determination of a Bank loan standard cost by type based on walkthrough and inquiry procedures and compared to the standard cost used in (1); and (3) comparison of the costs independently calculated by the IRPAF to the cost used in the Bank’s calculation. It was determined that in both years, the Bank’s deferred cost calculation overstated the impact of not adopting the standard.

David Lin, Staff Attorney

January 28, 2021

•	The misstatement does not affect the Bank’s compliance with regulatory requirements. The Bank was well in excess of established regulatory capital requirements in both 2020 and 2019.
•	The misstatement does not involve concealment of an unlawful transaction.
•	The misstatement did not have the effect of increasing management’s compensation.

For the fiscal year ended June 30, 2021, the Bank/Company will:

•	Prepare an analysis on a quarterly basis, in which they conclude that not accounting for loan origination fees (except for PPP loan origination fees) and costs in accordance with ASC 310-20 does not materially misstate their financial statements. If the Bank determines that the impact is material, the Bank will implement the standard beginning with such quarterly period.
•	Prepare a more detailed analysis by loan type that more accurately reflects the cost to originate loans. This newly developed standard cost will be applied against actual loan originations in order to determine the cost to be deferred. This standard cost will be updated on a periodic basis or as deemed appropriate for the change in loan portfolio mix or change in the mix of lending personnel used to originate loans.

Beginning with the fiscal year that commences on July 1, 2021, the Bank/Company will fully implement ASC 310-20 unless as noted above it is deemed to be material prior to that date.

General

7.        Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Response: We note the staff’s comment. At this time the Company does not intend, nor does it expect to authorize anyone on its behalf, to present to potential investors any written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act.

David Lin, Staff Attorney

January 28, 2021

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Jeffrey Cardone at (202) 274-2033.

Very truly yours,

/s/ Benjamin Azoff

Benjamin Azoff

cc:	Justin Dobbie, Legal Branch Chief

Michael Volley, Staff Accountant

Amit Pande, Accounting Branch Chief

Jeffrey M. Cardone, Esq.

Nicholas Zillges, President and Chief Executive Officer